ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 22, 2016	Jessica L. Reece T +1 617 235 4636 F +1 617 235 9688 Jessica.Reece@ropesgray.com

BY EDGAR AND E-MAIL

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Dominic Minore and Jason Fox

Re:	NexPoint Capital, Inc.

Registration Statement on Form N-2

1933 Act File No. 333-196096

Dear Messrs. Minore and Fox:

On behalf of NexPoint Capital, Inc. (the “Company”), a Delaware corporation, please find below the Company’s responses to the comments provided telephonically on March 30, 2016 and April 14, 2016 (each a “Comment” and, together, the “Comments”) relating to the Fund’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on March 2, 2016 (File No. 333-196096) (the “Registration Statement”).

For the convenience of the Commission’s staff (the “Staff”), the Comments have been summarized below. The Fund’s response follows each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

March 30 Comments

1.	Staff Comment: Please confirm that the Company complies with Rule 19a-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) when it pays a dividend or other distribution to the Company’s stockholders.

Response: The Company hereby confirms that it complies with Rule 19a-1 under the 1940 Act when it pays a dividend or other distribution to the Company’s stockholders. In addition, the Company sends each stockholder a statement on Internal Revenue Service Form 1099-DIV (or such successor form) at the end of each calendar year identifying the source of its distributions (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, or a return of capital).

2.	Staff Comment: Please confirm that the Company was in compliance with the 25% and 50% diversification requirements under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Response: The Company hereby confirms that it was in compliance with the 25% and 50% diversification requirements under Section 851 of the Code as of December 31, 2015 and intends to continue to comply with Section 851 of the Code.

3.	Staff Comment: Please discuss supplementally the nature of the $3.1 million receivable from NexPoint Advisers, L.P. (the “Adviser”) described in the registration statement. Please describe whether the receivable has since been paid, the terms of payment, and whether the receivable is paid at the same frequency as the fees that are paid to the Adviser.

Response: Please see the detailed breakdown attached as Appendix A. All amounts shown in the detail are still outstanding. The amounts payable to the Adviser have been netted against the receivable from Adviser and have also not been paid.

4.	Staff Comment: Please confirm supplementally whether the Company has adjusted the value of its investment in Valeant Pharmaceuticals since December 31, 2015. As of December 31, 2015, the Company’s 10-K reported that the Company valued the bond at 90% of par.

Response: The Company utilizes a daily pricing feed from a reputable third-party service provider to value this investment. The Company utilized the daily pricing feed consistently from December 31, 2015 through present. The Company notes that the price per the daily pricing feed declined substantially from December 31, 2015 to March 31, 2016, when the investment was priced at 77.25% of par.

5.	Staff Comment: The Staff noted that the base rate floors are not consistent between the periods shown in the Schedule of Investments. Please confirm supplementally that, going forward, the Company will use a consistent base rate floor throughout the Schedule of Investments.

Response: The Company confirms that, going forward, it will use a consistent base rate floor for the periods shown in the Schedule of Investments.

6.	Staff Comment: Please provide supplementally a reconciliation of the “Yearly Cumulative Other Expenses” line item of the Reimbursable Expenses Table in the Company’s Annual Report on Form 10-K (the “Annual Report”) to the “Other Expenses” line item of the Statement of Operations included in the Registration Statement.

Response: Please see the reconciliation attached as Appendix B.

7.	Staff Comment: Please provide supplementally a reconciliation of the Fees Paid to Officers and Directors under Note 4 to the Financial Statements to the “Directors’ Fees” line item of the Statements of Assets and Liabilities, and provide an explanation of amounts disclosed.

Response: Note 4 of the Financial Statements should have disclosed that there were $483 of expenses payable relating to director fees to match the Statement of Assets and Liabilities. The $1,973 included was an immaterial error and will be corrected for financial reporting going forward. Both amounts expensed and amounts payable relate to the Company’s fees paid to its Board of Directors, pro-rated among the other funds in the Highland complex.

8.	Staff Comment: Please describe your accounting policy for organization and initial offering costs, including the period of time over which you amortized to expense such initial offering costs, and explain how this policy is in line with the Generally Accepted Accounting Principles. Refer to Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 946-20-35-5.

Response: The Company has historically booked initial offering costs as a reduction to Capital Share Transactions in the Statement of Changes in Net Assets up to the amount of the 1.0% organizational and offering cap in place. As requested by the Staff, the Company agrees to capitalize and amortize to expense initial offering costs up to the amount of the 1.0% cap over a one-year period in accordance with GAAP. We believe the difference between the method historically followed by the Company and the method the Company plans to follow going forward is immaterial. We will discuss with the Company’s auditors, and believe that the change will be made prospectively and that prior periods will not be restated. The Company notes that organization costs have always been included in the Statement of Operations, and as such no change is needed in its treatment of organization costs.

April 14 Comments

9.	Staff Comment: Please revise the cover page of the prospectus to present the last sentence of the second paragraph as a separate paragraph.

Response: The requested change has been made.

10.	Staff Comment: Please add an item to the bulleted list on the cover page of the prospectus stating the following:

“An investor will pay a sales load of up to 8% and offering expenses of up to 1% on the amount that it invests. If you pay the maximum aggregate 9% for sales load and offering expenses, you must achieve a total return on your investment of 9.89% in order to recover these expenses.”

Response: The requested change has been made.

11.	Staff Comment: Please confirm supplementally that the information required by Item 4.2 of Form N-2 will be included in a pre-effective amendment to the registration statement.

Response: The Company confirms that the information required by Item 4.2 of Form N-2 will be included in a pre-effective amendment to the registration statement.

12.	Staff Comment: We note that performance-based incentive fees are not included in the calculation of the expense example. Please explain supplementally why this is the case, and the effect the performance-based incentive fees would have on the Company’s expenses.

Response: Per the discussion in footnote 5 to the fee and expenses table, to the extent that the Company pays a performance-based incentive fee to the Adviser, the Company’s expenses would increase. However, because the Company cannot predict the amount of any performance-based incentive fee that may be paid in the future, the Company does not include the payment of performance-based incentive fees in the expense example. In response to this comment, the Company has revised the first paragraph of footnote 5 to the fee and expense table as follows:

“We anticipate that we may have capital gains and interest income that result in the payment of an incentive fee to NexPoint Advisors in the following twelve months. However, the incentive fee payable to NexPoint Advisors is based on our performance and will not be paid unless we achieve certain performance targets. As we cannot predict whether we will meet the necessary performance targets, we have assumed that no incentive fee will be paid for purposes of this table and if such fee were to be paid, expenses would be higher. We expect the incentive fees we pay to increase to the extent we earn greater interest income through our investments in portfolio companies and realize capital gains upon the sale of investments in our portfolio companies.”

13.	Staff Comment: Please revise the paragraph above the expense example to clarify that the expense limitation agreement is given effect for only the first year of the expense example and that gross expenses are used to calculate the example for all other years.

Response: In response to this comment, the Company has revised the paragraph above the expense example as follows:

“The following example illustrates the projected dollar amount of total cumulative expenses that you would pay on a $1,000 hypothetical investment in our common stock, assuming (1) a 8.0% sales load (underwriting discounts and commissions) and offering expenses totaling $10 or 1.0%, (2) total annual expenses after fee waivers and expense reimbursement of 5.90% of net assets attributable to our common stock as set forth in the table above (other than performance-based incentive fees) and (3) a 5% annual return. The expense limitation agreement is applied to the estimated expenses presented for the first year in the table, but not to estimated expenses for any other year.”

14.	Staff Comment: Please discuss supplementally the assumption that the Company sells $52.3 million worth of shares of common stock during the year ended December 31, 2015 in footnote (1) to the fee table.

Response: The Company notes that the footnotes to the Annual Fund Operating Expenses table will be updated in a pre-effective amendment to the registration statement to reflect estimates for the year ended 2016, and not 2015. The Company has revised footnote (1) as follows:

“The following assumes that the registration statement of which this prospectus forms a part is declared effective by the SEC and the amounts shown under “Stockholder transaction expenses” and “Annual expenses” and in the example assume that we sell $144.0 million worth of shares of our common stock during the year ending December 31, 2016, that our net offering proceeds from such sales equal $131.0 million, that our average net assets during such period equal one-half of the net offering proceeds, or $87.8 million, and that we borrow funds equal to 33% of our average net assets during such period, or $43.9 million. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we employ. If we are unable to raise $144.0 million during the year ending December 31, 2016, our expenses as a percentage of the offering price may be significantly higher. There can be no assurance that we will sell any particular amount of our common stock during the year ending December 31, 2016.”

15.	Staff Comment: Please revise the language in footnote (8) of the Annual Fund Operating Expenses table to state that amounts recaptured pursuant to the investment adviser’s expense limitation agreement will be limited to the lesser of (1) the expense cap in effect at the time of the waiver and (2) the expense cap in effect at the time of recapture.

Response: The requested change has been made.

*        *        *

As requested, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should members of the Staff have any questions or comments, they should contact the undersigned at (617) 235-4636 or jessica.reece@ropesgray.com.

Very truly yours,

Jessica L. Reece

cc:	Brian Mitts, Executive Vice President, Principal Financial Officer and Principal Accounting Officer

Brian D. McCabe, Ropes & Gray LLP

Appendix A

Detail of Receivable from Adviser from Statements of Assets And Liabilities

Item	Amount	Description
Commission Reimbursement	$13,753	Relates to dealer manager fees in excess of the 1.0% maximum
Reimbursement for Offering Costs Paid	394,045	Fees paid by the Company determined to be offering costs payable by the Adviser
Adviser Reimbursement	1,403,000	Receivable for payments by affiliates as disclosed in the 10-K
Other Expense Reimbursement	1,537,776	Amounts owed to the Company for expenses over the 1.0% cap pursuant to the Expense Limitation Agreement as disclosed in the 10-K
Payable to Adviser for Organization and Offering	(251,595)	Amounts recorded for organization and offering costs within the 1.0% cap as disclosed in the 10-K

Total - Receivable from Adviser	$3,096,979

Appendix B

Reconciliation of “Yearly Cumulative Other Expenses” to “Other Expenses” from Statement of Operations

Expenses from Statement of Operations	Year Ended 12/31/2015
Legal fees	$541,076	A
Investment advisory fees	465,254
Audit and tax fees	354,023	A
Stock transfer fee	230,849	A
Custodian and accounting service fees	157,456	A
Reports to stockholders	141,221	A
Administration fees	93,055
Interest expense and commitment fees	80,235
Other expenses	27,197	B
Directors’ fees	1,973	A
Organizational costs	—

Total expenses	$2,092,339

Breakout of “Other Expenses”	Year Ended 12/31/2015
Tax expense	$13,010
Miscalleneous expense	8,136	A
Registration fees	4,123	A
Insurance expense	1,829	A
Prime Broker fees	99

Total “Other Expenses”	$27,197	B

Sum of A’s	$1,440,686	Agrees to “Yearly Cumulative Other Expense” for 2015 in Reimbursable Expenses Table

Note: The Reimbursable Expenses Table from the 12/31/15 10-K refers to a “Yearly Cumulative Other Expense” amount as reconciled above. This amount references the 1.0% cap that is in effect for certain expenses, as is not limited to those expenses classified as “Other expenses” in the Statement of Operations.